

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2014

<u>Via E-mail</u>
Alan Meeker
Chief Executive Officer
Fuse Medical, Inc.
4770 Bryant Irvin Court, Suite 300
Fort Worth, TX 76107

> **Re: Fuse Medical, Inc.**
> **Current Report on Form 8-K**
> **Filed May 29, 2014**
> **Annual Report on Form 10-K**
> **Filed November 15, 2013**
> **File No. 000-10093**

Dear Mr. Meeker:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via email): Travis Leach, Esq.